SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                               (AMENDMENT NO. 12)
                                (FINAL AMENDMENT)
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                         DYNAMICS CORPORATION OF AMERICA
                            (Name of Subject Company)

                                 WHX CORPORATION
                              SB ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   268039 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with a copy to:

                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                         -------------------------------

CUSIP NO. 268039 10 4                                               PAGE 1 OF 2
                             SCHEDULE 14D-1 AND 13D


1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WHX Corporation (E.I.N.: 13-3768097)
----------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
----------------------------------------------------------
3.       SEC USE ONLY
----------------------------------------------------------
4.       SOURCE OF FUNDS
                           WC
----------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                        [ ]
----------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
----------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    516,440 Common Shares
----------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                      [ ]
----------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
                  13.5%
----------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  HC and CO
----------------------------------------------------------

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
CUSIP NO. 268039 10 4                                               PAGE 2 OF 2
                             SCHEDULE 14D-1 AND 13D

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SB ACQUISITION CORP. (E.I.N.: 13-940215)
----------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
----------------------------------------------------------
3.       SEC USE ONLY
----------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
----------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                     [ ]
----------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
----------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  516,440 Common Shares
----------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                      [ ]
----------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                           13.5%
----------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------

         This Statement amends and supplements, and constitutes the final amendment to, the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 31, 1997, as previously amended and supplemented, by SB Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), to purchase any and all shares of Common Stock, par value $.10 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995, between the Company and First National Bank of Boston, as Rights Agent, at a price of $45 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 1997, as amended and supplemented from time to time (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, including the First Supplement dated April 9, 1997, the Second Supplement dated April 15, 1997, the Third Supplement dated April 30, 1997 and the Fourth Supplement dated May 27, 1997, constitute the "Offer"). This Statement also amends the Schedule 14D-1 to constitute a Schedule 13D of Parent and Purchaser in respect of the purchase of Shares in the Offer. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Item 5 is hereby amended and supplemented by reference to the press release filed herewith as Exhibit (a)(30).

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight on Friday, June 13, 1997. At that time, 406,579 Shares were validly tendered and not withdrawn. In accordance with the terms of the Offer, Purchaser accepted for payment at a price of $56 per share all of such Shares. The acceptance of such Shares resulted in Purchaser owning approximately 13.5% of the outstanding Shares. A copy of the press release issued by Parent in respect of the foregoing is filed herewith as Exhibit (a)(29) and incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented as follows:

         On June 13, 1997, the United States District Court for the District of Connecticut denied Purchaser's Motion for a preliminary injunction which would have compelled the Company to redeem its Rights Plan.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      (1)      Offer to Purchase, dated March 31, 1997.*
                  (2)      Letter of Transmittal.*
                  (3)      Notice of Guaranteed Delivery.*
                  (4)      Letter to Brokers,  Dealers,  Commercial Banks, Trust
                           Companies and Other Nominees.*
                  (5)      Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial   Banks,   Trust   Companies   and   Other
                           Nominees.*
                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.*
                  (7)      Text of Press Release,  issued by Parent on March 31,
                           1997.*
                  (8)      Summary Advertisement published on April 1, 1997.*
                  (9)      Text of Press  Release,  issued by Parent on April 9,
                           1997.*
                  (10)     First Supplement to Offer to Purchase, dated April 9,
                           1997.*
                  (11)     Revised Letter of Transmittal*
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 * Previously provided.

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

                  (12) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (13) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (14) Second Supplement to Offer to Purchase, dated April 15, 1996.*
                  (15)     Revised Letter of Transmittal.*
                  (16) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (17) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
                  (18)     Revised Notice of Guaranteed Delivery.*
                  (19) Complaint in DYNAMICS CORPORATION OF AMERICA vs. WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702
                           (GLG)) filed in the United States District Court, District of Connecticut, on April 14, 1997.*
                  (20)     Text of Press Release,  issued by Parent on April 29,
                           1997.*
                  (21)     Text of Press Release,  issued by Parent on April 30,
                           1997.*
                  (22) Third Supplement to Offer to Purchase, dated April 30, 1997.*
                  (23)     Text of Press  Release,  issued  by  Parent on May 1,
                           1997.*
                  (24) Motion to Amend Counterclaims and Proposed Answer and First Amended Counterclaims in DYNAMICS CORPORATION OF AMERICA vs. WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of Connecticut, on May 5, 1997.*
                  (25)     Notice to the Company  dated May 8, 1997  pursuant to
                           Article I, Sections 10 and 11 of the Company's By-laws in connection with the Company's 1997 Annual Meeting of Shareholders.*
                  (26)     Text of Press  Release,  issued  by Parent on May 20,
                           1997.*
                  (27) Fourth Supplement to Offer to Purchase, dated May 27, 1997.*
                  (28)     Text of Press  Release,  issued  by Parent on May 27,
                           1997.*
                  (29)     Text of Press  Release,  issued by Parent on June 16,
                           1997.
                  (30)     Text of Press  Release,  issued by Parent on June 16,
                           1997.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.


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    *   Previously provided.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1997
                                        WHX CORPORATION


                                        By: /s/ STEWART E. TABIN
                                            ---------------------------
                                            Name:   Stewart E. Tabin
                                            Title:  Assistant Treasurer



                                        SB ACQUISITION CORP.


                                        By: /s/ STEWART E. TABIN
                                            ---------------------------
                                            Name:  Stewart E. Tabin
                                            Title:  Vice President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                                                    PAGE

      (a)    (1)    Offer to Purchase, dated March 31, 1997.*
             (2)    Letter of Transmittal.*
             (3)    Notice of Guaranteed Delivery.*
             (4)    Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*
             (5)    Letter to Clients  for use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*
             (6)    Guidelines  for  Certification  of  Taxpayer  Identification
                    Number on Substitute Form W-9.*
             (7)    Text of Press Release, issued by Parent on March 31, 1997.*
             (8)    Summary Advertisement  published on April 1, 1997.*
             (9)    Text of Press Release, issued by Parent on April 9, 1997.*
             (10)   First Supplement to Offer to Purchase, dated April 9, 1997.*
             (11)   Revised Letter of Transmittal*
             (12)   Revised Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.*
             (13)   Revised  Letter  to  Clients  for use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*
             (14)   Second  Supplement  to Offer to  Purchase  dated  April  15,
                    1997.*
             (15)   Revised Letter of Transmittal.*
             (16)   Revised Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.*
             (17)   Revised  Letter  to  Clients  for use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.*
             (18)   Revised Notice of Guaranteed Delivery.*
             (19)   Complaint  in  DYNAMICS   CORPORATION  OF  AMERICA  vs.  WHX
                    CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of
                    Connecticut, on April 14, 1997.*
             (20)   Text of Press Release, issued by Parent on April 29, 1997.*
             (21)   Text of Press Release, issued by Parent on April 30, 1997.*
             (22)   Third  Supplement  to Offer to  Purchase,  dated  April  30,
                    1997.*
             (23)   Text of Press Release, issued by Parent on May 1, 1997.*
             (24)   Motion to Amend  Counterclaims and Proposed Answer and First
                    Amended Counterclaims in DYNAMICS CORPORATION OF AMERICA vs.
                    WHX CORPORATION AND SB ACQUISITION CORP. (3:97 CV 702 (GLG)) filed in the United States District Court, District of
                    Connecticut, on May 5, 1997.*
             (25)   Notice to the Company  dated May 8, 1997 pursuant to Article
                    I, Sections 10 and 11 of the Company's By-laws in connection with the Company's 1997 Annual Meeting of Shareholders.*
             (26)   Text of Press Release, issued by Parent on May 20, 1997.*
             (27)   Fourth Supplement to Offer to Purchase, dated May 27, 1997.*
             (28)   Text of Press Release, issued by Parent on May 27, 1997.*
             (29)   Text of Press Release, issued by Parent on June 16, 1997.
             (30)   Text of Press Release, issued by Parent on June 16, 1997.

      (b)    Not applicable.

      (c)    Not applicable.

      (d)    Not applicable.

      (e)    Not applicable.

      (f)    Not applicable.


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    *  Previously provided.